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                                                                      EXHIBIT 17



                         ARTICLE X OF THE CERTIFICATE OF
                    INCORPORATION OF DSP COMMUNICATIONS, INC.

A. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a Director of this Corporation shall not be personally liable to this Corporation, or its stockholders, for monetary damages for breach of fiduciary duty as a Director.

B. This Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a Director, officer, or employee of this Corporation, or any predecessor of this Corporation, or serves or served at any other enterprise as a Director, officer, or employee at the request of this Corporation, or any predecessor to this Corporation.

C. Neither any amendment nor repeal of this Articles X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Article X, shall eliminate or reduce the effect of this Article X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article X, would accrue or arise, prior to such amendment, repeal, or adoption of any inconsistent provision.